SECL 05039567 ISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65918

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/16/03 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amaranth Global Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Lane
(No. and Street)

Greenwich	CT	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James G.Glynn (203) 422-3310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH. D.C. 179

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James G. Glynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amaranth Global Securities Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMANDA BETH VOCATURO
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2007

Signature

Chief Financial Officer
Title

Amanda Beth Vocaturo
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Amaranth Global Securities Inc.

December 31, 2004
With Report of Independent Registered Public Accounting Firm

Amaranth Global Securities Inc.

Statement of Financial Condition

December 31, 2004

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Shareholder of
Amaranth Global Securities Inc.

We have audited the accompanying statement of financial condition of Amaranth Global Securities Inc. (the "Company") at December 31, 2004. This statement of financial condition is the responsibility of the management of the Company. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Amaranth Securities L.L.C. at December 31, 2004 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 18, 2004

Amaranth Global Securities Inc.

Statement of Financial Condition

(Dollars in thousands)

December 31, 2004

Assets		
Cash and cash equivalents	$	10,021
Income tax receivable		45
Total assets	$	10,066
Liabilities and shareholder's equity		
Liabilities:		
Accrued expenses and other liabilities	$	60
Shareholder's equity		10,006
Total liabilities and shareholder's equity	$	10,066

See accompanying notes

Amaranth Global Securities Inc.

Notes to Statement of Financial Condition
(Dollars in thousands)

December 31, 2004

1. Organization and Basis of Presentation

On December 16, 2003, Amaranth Global Securities Inc.'s (the "Company") registration as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and its membership with the National Association of Securities Dealers, Inc. ("NASD") became effective. The Company is incorporated in Delaware and is a wholly owned subsidiary of Amaranth LLC, a Cayman Island exempted company limited by shares.

After the close of business on December 31, 2004, the Company converted to a Delaware limited liability company under the name Amaranth Global Securities LLC.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as overnight time deposits and investments in short-term highly liquid instruments with original maturities of less than 90 days

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividend income and expense are recorded on the ex-dividend date. Interest is recorded on an accrual basis.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Statement of Accounting Standards Number 107, "Disclosures about Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

3. Risk Management

In the ordinary course of business, the Company manages a variety of risks including counterparty credit risk and operational risk. The Company identifies, measures and monitors risk through various control mechanisms, including trading limits, capital-usage limits by trading strategies, and diversifying exposures and activities across a variety of instruments, markets, and counterparties.

The Company may maintain trading relationships with counterparties that include U.S. and non-U.S. broker-dealers and financial institutions; these relationships could result in concentration of counterparty credit risk. The Company could also be exposed to credit risk if counterparties fail to fulfill their obligations or the value of any collateral becomes inadequate. The Company has formulated credit-review policies to control counterparty credit risk by following an established credit-approval process, daily monitoring of net exposure to individual counterparties, requiring additional collateral where appropriate, and using netting agreements whenever possible.

Operational risk is the potential for loss caused by a deficiency in information, communication, transaction processing and settlement, and accounting systems. The Company maintains controls that include systems and procedures to record and reconcile transactions and positions, and to obtain necessary documentation for its trading activities.

4. Disclosure under Financial Accounting Standards Board Interpretation 45

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

5. Related Party Transactions

The Company entered into an administrative services agreement with Amaranth Group Inc. ("AGI"), an affiliate, to provide personnel, office facilities, technology and administrative support to the Company on an on-going basis. The Company compensates AGI for its portion of operating, general and administrative overhead expenses based on AGI's allocation methodology. The allocation methodology utilizes a combination of factors including but not limited to square footage, headcount, trading volume and percentage of time spent. As of December 31, 2004, the Company had a payable to AGI of $34, which is included in accrued expenses and other liabilities, for the aforementioned services.

6. Income Taxes

Income tax receivable is the result of a Federal income tax benefit at December 31, 2004 which the Company will realize upon the filing of the appropriate claim.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and the capital rules of the NASD. The Company has elected to use the alternative method of the Rule, which requires the Company to maintain minimum net capital of $250. At December 31, 2004, the Company had net capital of $9,961 which exceeded minimum requirements by $9,711.